EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Net income available to common shareholders(1)	$ (111.0)	$1,015.8	$ 936.4	$ 753.6	$ 566.9
Provision for income taxes	(194.4)	364.4	464.2	483.3	361.6

Earnings before provision for income taxes	(305.4)	1,380.2	1,400.6	1,236.9	928.5

Fixed charges:
Interest and debt expenses on indebtedness	3,827.2	2,850.4	1,894.3	1,242.6	1,348.7
Minority interest in subsidiary trust holding solely
debentures of the company, before tax(2)	5.1	17.4	17.7	17.5	8.8
Interest factor: one-third of rentals on real and personal properties	22.1	18.5	14.3	13.4	14.4

Total fixed charges	3,854.4	2,886.3	1,926.3	1,273.5	1,371.9

Total earnings before provision for income taxes and fixed charges	$ 3,549.0	$4,266.5	$3,326.9	$2,510.4	$2,300.4

Ratios of earnings to fixed charges	(3)	1.48x	1.73x	1.97x	1.68x
(1)	The 2007 net income includes an after-tax valuation allowance of $785.9 million for home lending receivables held for sale.
(2)	The related debt was extinguished during second quarter 2007.
(3)	Earnings were insufficient to cover fixed charges by $305.4 million in the year ended December 31, 2007. Earnings for this year included valuation allowances for receivables held for sale of $1,271.4 million.

CIT _ ANNUAL REPORT 2007 PAGE 126